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                               April 1, 2022

       Ngai Ngai Lam
       Chief Executive Officer
       China Liberal Education Holdings Ltd
       Room 1618 Zhongguangcun MOOC Times Building
       18 Zhongguangcun Street, Haidian District
       Beijing, People   s Republic of China 100190

                                                        Re: China Liberal
Education Holdings Ltd
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended December 31, 2020
                                                            Response dated
November 15, 2021
                                                            File No. 1-39259

       Dear Ms. Lam:

              We have reviewed your amendment and your November 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2021 letter.

       Form 20-F/A for the Fiscal Year Ended December 31, 2020

       Item 3: Key Information, page 6

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by your subsidiaries in China and that this structure involves
unique risks to investors. Your disclosure should acknowledge that
                                                        Chinese regulatory
authorities could disallow this structure, which would likely result in a material change in your
operations and/or a material change in the value of your
                                                        securities, including
that it could cause the value of such securities to significantly decline or become worthless.
Please include a related risk factor in the Risk Factor section with a detailed discussion of
risks facing the company and the offering as a result of this structure, and provide
a cross-reference to this risk factor.
 Ngai Ngai Lam
FirstName   LastNameNgai  Ngai Lam
China Liberal  Education Holdings Ltd
Comapany
April       NameChina Liberal Education Holdings Ltd
       1, 2022
April 21, 2022 Page 2
Page
FirstName LastName
2. Where you state that your Ordinary Shares are the shares of the offshore holding company in the Cayman Islands, please revise to also disclose that investors are purchasing an interest in the Cayman Islands holdings company.
3. We note your response to comment 3 and your statement that aside from a "business license," you and your subsidiaries are not required to obtain any other "material license or approval" for your operations in China. Please revise to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business, and do not limit it only to those permissions or approvals that you believe are material. Please also further describe the "business license" you reference, including which entity holds the license, the particular government agency that granted it, and what authority you are granted under the license. In addition, we note your discussion of various regulations throughout the annual report discussing certain approvals and permissions that may be required for your operations, which suggests that there are additional permissions or approvals necessary to operate your business. Please revise accordingly. Please also state affirmatively whether any permissions or approvals have been denied. Please also disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain approvals, (ii) inadvertently conclude that such approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
4. We note your disclosure that you believe that you and your subsidiaries are not required to obtain approval from any PRC government authorities, including the China Securities
         Regulatory Commission and the Cybersecurity Administration of China, to issue ordinary shares to foreign investors. Please revise to disclose the basis for your belief, including how you came to this conclusion and the basis on which you made this determination. Please also describe the consequences to you and your investors if you or
         your subsidiaries: (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or
         (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and
         related regulations will affect your company.
6. Revise your disclosure to quantify any dividends or distributions that have been made to date between the holding company and its subsidiaries, and their tax consequences. Your disclosure should make clear if no dividends or distributions have been made between your subsidiaries and your company to date, as your current disclosure references only cash flow and transfer of assets. Please also quantify dividends or distributions made to
         U.S. investors, their source and their tax consequences. If no dividends or distributions have been made to U.S. investors, please state this affirmatively. Please also provide a cross-reference to your consolidated financial statements.
 Ngai Ngai Lam
FirstName   LastNameNgai  Ngai Lam
China Liberal  Education Holdings Ltd
Comapany
April       NameChina Liberal Education Holdings Ltd
       1, 2022
April 31, 2022 Page 3
Page
FirstName LastName
7. Please include a more complete discussion of the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, as well as limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In this regard, we note the more detailed disclosure included on page 33 of your risk factor section and under "Holding
         Company Structure" on page 93. Please also clearly disclose that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on you by the PRC government.
8. Please revise the diagram of the company's corporate structure to identify the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entities in which your operations are conducted.
9. Please relocate your Summary of Risk Factors to appear immediately under Item 3.
         Where you discuss risks and uncertainties from "quickly evolving rules and regulations in
         China" please also state that such rules and regulations can change quickly with little advance notice. Where you note that the PRC government has significant authority in regulating your operations, please also state that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Where you state that oversight and control over securities offerings conducted overseas could hinder your ability to offer or continue to offer securities to investors, please also state that it could cause the value of such securities to significantly decline or become worthless. Please ensure similar disclosure is included in your related risk factors.
Item 3D. Risk Factors, page 9

10. We note your response in Comment 7 and your revised disclosure on page 32 that, in the opinion of your PRC legal counsel, the CAC's cybersecurity review measures do not currently apply to your company. As you are relying on an opinion of counsel, please name counsel in the disclosure. Please also update your disclosure in this section to reflect the adoption and/or implementation of certain of the regulations discussed in this
         Risk Factor, including the CAC's cybersecurity review. Please also disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain approvals, (ii) inadvertently conclude that such approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
11. We are unable to locate disclosure in response to comment seven. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have
 Ngai Ngai Lam
China Liberal Education Holdings Ltd
April 1, 2022
Page 4
       been issued by the CAC to date. To the extent you believe that the regulations or policies that have been issued to date by the CAC do not apply to you, please affirmatively disclose this and include the basis for your belief.
12. Please include risk factor disclosure about the risk of delisting under the Holding Foreign
       Companies Accountable Act if the PCAOB is unable to inspect your auditor. In addition to discussing the HFCAA, please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
       decrease the number of    non inspection years    from three years to
two years, and thus,
       would reduce the time before your securities may be prohibited from trading or delisted.
       Ensure your disclosure reflects that the Commission adopted rules to implement the
       HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
General

13. Please revise throughout to discuss the recent statements and regulatory actions by China's government, such as those related to the regulation of private schools, tutoring institutions and for-profit tutoring, and explain how they have impacted, or may impact, the company's ability to conduct its business and operations, accept foreign investments, or list on a foreign exchange. To the extent that you believe such regulations do not apply to any of the services you offer, please disclose this and explain the basis for your belief.
       Please also revise throughout to disclose the impact of such statements and regulatory actions on your partnering schools under the Sino-foreign Jointly Managed Academic
       Programs, and how the impact on these schools has or will affect your financial condition and results of operations.
14. Please update your disclosure throughout to reflect whether any of your business lines are on the most recent Negative List.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameNgai Ngai Lam
                                                             Division of
Corporation Finance
Comapany NameChina Liberal Education Holdings Ltd
                                                             Office of Trade &
Services
April 1, 2022 Page 4
cc:       Ying Li, Esq., Hunter Taubman Fischer & Li LLC
FirstName LastName